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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

NightHawk Radiology Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65411N105 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

Page 1 of 5 pages

CUSIP No. 65411N105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Paul E. Berger
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

3,634,642
6. Shared Voting Power

7. Sole Dispositive Power

3,634,642
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,634,642
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

13.17%
12.	Type of Reporting Person (See Instructions)

IN

Page 2 of 5 pages

Item 1.	(a)	Name of Issuer

NightHawk Radiology Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

601 Front Avenue, Suite #502, Coeur d’Alene Idaho 83814

Item 2.	(a)	Name of Person Filing

Paul E. Berger

	(b)	Address of Principal Business Office or, if none, Residence

601 Front Avenue, Suite #502, Coeur d’Alene Idaho 83814

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

65411N105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Page 3 of 5 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 3,634,642.

(b) Percent of class: 13.17%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 3,634,642

(ii) Shared power to vote or to direct the vote .

(iii) Sole power to dispose or to direct the disposition of 3,634,642.

(iv) Shared power to dispose or to direct the disposition of .

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2009
Date

/s/ Paul E. Berger
Signature

Chairman of the Board of Directors
Name/Title

Page 5 of 5 pages